United States securities and exchange commission logo





                     August 26, 2020

       James D. DeVries
       President and Chief Executive Officer
       ADT Inc.
       1501 Yamato Road
       Boca Raton, FL 33431

                                                        Re: ADT Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed on August 6,
2020
                                                            File No. 001-38352

       Dear Mr. DeVries:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services